Exhibit 21.1

Cascade Bancorp List of Subsidiaries

Name of Organization	State of Incorporation
Bank of the Cascades	Oregon
Cascade Bancorp Trust I	Delaware
Cascade Bancorp Trust II	Delaware
Cascade Bancorp Trust III	Delaware
Cascade Bancorp Trust IV	Delaware
Cascade Bancorp Financial Services, Inc.	Oregon
(Inactive)